Ladbroke Group PLC 82-1571

Hilton Group plc

03 MAR 26 AM 7:21

03007640

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S ALL-EMPLOYEE SHARE OWNERSHIP PLAN ("THE PLAN") WHICH WAS AUTHORISED BY SHAREHOLDERS ON 25 MAY 2001 AND APPROVED BY THE INLAND REVENUE IN THE UK:

SUPPL

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	51	25	1,147
DAVID MICHELS	51	25	1,147
BRIAN WALLACE	51	25	1,147

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 17 MARCH 2003 AT 146.75P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

Dlo 3/27